SP 3/6/03

UF 3-5-03 ✱✱

03012998

JNITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29512

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William R. Hough & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Second Avenue South, Suite 800
(No. and Street)

St. Petersburg (City) Florida (State) 33701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter C. Jordan 727/895-8837 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory, Sharer & Stuart, P.A.
(Name – *if individual, state last, first, middle name*)

100 Second Avenue South, Suite 600 St. Petersburg, FL 33701
(Address) (City) (State) (Zip Code)

RECEIVED MAR 0 3 2003 208 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 9 2003

OATH OR AFFIRMATION

I, Peter C. Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William R. Hough & Co., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

First Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~xxxxx(xxxx)~~ Operations
- ☒ (d) Statement of ~~xxxxxxxxxxxxxxxxxxxxx~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM R. HOUGH & CO.
Investments Since 1962

AUDITED STATEMENT OF FINANCIAL CONDITION December 31, 2002

ASSETS

Cash	$	306,726
Cash segregated for the exclusive benefit of customers		150,000
Receivables from brokers and dealers		3,238,806
Receivables from customers		19,050,267
Receivables from non-customers		4,565,012
Securities purchased under agreement to resell		5,358,750
Deposits for securities borrowed		427,200
Securities inventory, at market value		147,781,285
Accrued interest and dividends receivable		1,283,973
Investment securities, at market value		11,516,013
Clearing funds and good faith deposits		6,906,643
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $3,285,572		1,490,833
Other assets		2,030,419
	$	204,105,927

RECEIVED
SEC MAIL PROCESSING
MAR 03 2003
WASH. D.C.

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Short-term bank loans	$	132,582,426
Payables to brokers and dealers		3,111,303
Payables to customers		2,705,829
Securities sold, not yet purchased, at market value		7,630,833
Accounts payable, accrued expenses, and other liabilities		8,377,431
Dividends payable		2,005,360
		156,413,182
Subordinated Borrowings		5,299,013
Shareholders' Equity		
Common stock, par value $.01; authorized 75,000 shares; issued and outstanding 7,162 shares		72
Additional paid-in capital		11,244,932
Retained earnings		31,148,728
		42,393,732
	$	204,105,927

See notes to financial statement

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
William R. Hough & Co.

We have audited the accompanying statement of financial condition of William R. Hough & Co. as of December 31, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of William R. Hough & Co. at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

GREGORY, SHARER & STUART, P.A.
Gregory, Sharer & Stuart, P.A.
St. Petersburg, Florida
February 21, 2003

NOTES TO FINANCIAL STATEMENT (AUDITED)

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: William R. Hough & Co. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company offers a wide range of investment products and services to individuals and institutions, with business activities concentrated in the Southeastern United States and Texas.

Securities Transactions: Securities transactions and related commission expense are recorded on a settlement date basis, which is generally the third business day following the transaction date. Recording transactions on a trade date basis would not result in a material difference in the accompanying statement of financial condition. Securities owned and securities sold, not yet purchased are valued at market, with the resulting net unrealized gains and losses reflected in earnings of the current period.

Securities Financing Transactions: The Company enters into repurchase and reverse repurchase (resell) agreements and securities borrowed transactions to finance trading inventory positions, obtain securities for settlement, and meet customer needs.
Repurchase and resell agreements are accounted for as collateralized financings and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral (principally U.S. government securities) with a market value in excess of the principal amount loaned under resell agreements and to monitor the value of the collateral in relation to amounts advanced.
Deposits for securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender, which is generally 102% of the market value of the borrowed securities, subject to daily repricing. The Company monitors the market value of securities borrowed, and requests a refund or deposits additional cash, as necessary.

Furniture, Equipment, and Leasehold Improvements: Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using accelerated methods over the estimated useful lives of furniture and equipment, which range from 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the lease life.

Use of Estimates: The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Income Taxes: The Company has elected, pursuant to the Internal Revenue Code, to be an S corporation for federal income tax purposes. Consequently, it is not subject to federal or Florida state income taxes, as the Company's income is reported by its shareholders for income tax purposes. The Company is subject to state income taxes in several states where it conducts business, but amounts are not material to this statement of financial condition.

NOTE B - CASH SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS
As of December 31, 2002, the Company had $150,000 in cash segregated in a special reserve bank account "for the exclusive benefit of customers" pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

NOTE C - RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS
Receivable from and payable to brokers and dealers include amounts due from/to clearing organizations and securities sold to and purchased from other brokers and dealers which were not delivered or received on settlement date.

NOTE D - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS
Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

NOTE E – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED
The components of securities owned and securities sold, not yet purchased are as follows:

	SECURITIES INVENTORY		
	Owned	Sold, Not Yet Purchased	INVESTMENT SECURITIES
State, county, and municipal bonds	$ 90,820,998	$ -	$ 2,796,188
Unites States government and agency obligations	35,127,819	5,636,747	-
Corporate equity securities	3,712,237	1,697,914	7,961,726
Unit investment trusts	3,060,752	-	-
Corporate debt obligations	14,878,796	246,370	-
Other securities - marketable	180,683	49,802	-
Other securities - nonmarketable	-	-	758,099
	$ 147,781,285	$ 7,630,833	$ 11,516,013

NOTE F - SHORT-TERM BANK LOANS AND FINANCING ARRANGEMENTS
Short-term loans bear interest at fluctuating rates based on the availability of money to the lender. The loans are fully collateralized by marketable securities that had a market value of approximately $171,000,000 at December 31, 2002.

NOTE G - PROFIT SHARING PLAN
The Company has a profit sharing plan, which provides eligibility for all fulltime employees with one year of service. Annual contributions to the plan are determined by resolution of the board of directors.

NOTE H - SUBORDINATED BORROWINGS
As of December 31, 2002, the outstanding borrowings under subordinated loan agreements were $5,299,013. Interest payable is accrued on the outstanding balance at variable rates based on the National Prime Rate of interest for corporate loans. As of December 31, 2002, interest rates on these borrowings ranged from 4.25% to 6.75%. The subordinated borrowings are scheduled to mature in 2003.

NOTE I - FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's securities owned and securities sold, not yet purchased are carried at market or fair value. Other financial instruments (including repurchase and resell

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company uses derivative financial instruments in the normal course of its business to manage market risks associated with proprietary trading positions or contractual commitments. The derivative financial instruments used by the Company include futures and options, the values of which are based upon an underlying security or index, and generally represent commitments or rights to purchase or sell fixed income financial instruments at a future date for a specific price. These contracts expose the Company to off-balance sheet risk in the event that changes in futures or options prices do not closely correlate with changes in inventory prices.

As of December 31, 2002, the notional amounts of financial futures and options contracts held for risk management purposes (commitments to sell U.S. Treasury notes and bonds) were $2,500,000. This total, which is not recorded in the statement of financial condition, indicates the volume of the Company's activity and should not be interpreted as a measure of actual market risk. The Company does not apply hedge accounting as defined in Statement of Financial Accounting Standards (SFAS) No. 133 *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market, with changes in fair values reflected in earnings. Therefore, the disclosures required by SFAS No. 133 are generally not applicable with respect to this statement of financial condition.

The Company also enters into transactions involving government agency mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis and enters into underwriting commitments. As of December 31, 2002, the Company had entered into TBA transactions with various counterparties for which the underlying contract amounts totaled $300,364,000 (purchase commitments) and $282,308,000 (sales commitments). Because the Company generally enters into offsetting purchase and sale commitments in TBAs, market risk, which is the potential for loss due to changes in interest rates or other factors that may result in a change in the market value of the underlying financial instruments, is not generally significant for these transactions. The Company's exposure to credit risk exists due to the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in the Company incurring losses. As of December 31, 2002, unsecured receivables from counterparties totaled $4,862,000. The Company monitors the creditworthiness of customers with which it transacts business in TBAs.

The Company's primary activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations, in which case the Company would have to sell or purchase the securities at prevailing market prices. Such risks may be increased by volatile trading markets.

As a part of its normal activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices increase, as the Company may be obligated to acquire securities at prevailing market prices, which may exceed the amounts recognized in the statement of financial condition.

The Company borrows or lends money through security transactions subject to repurchase or resell agreements. The market value of securities to be repurchased or resold is monitored, and additional collateral is requested where appropriate. The Company takes physical possession of securities purchased under agreements to resell. Resell agreements may expose the Company to off-balance sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. Repurchase agreements may expose the Company to off-balance sheet risk, as the Company may be obligated to acquire securities at a price greater than the recorded liability.

NOTE K - CONCENTRATIONS OF CREDIT RISK

The Company conducts business with a diverse group of broker-dealers, institutional investors, and individual investors that are located throughout the United States. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers to satisfy their obligations to the Company.

Included in receivables from customers as of December 31, 2002 is $14,179,000 due from one customer for funds advanced on margin. This amount is secured by fixed income securities with a market value of approximately $27,628,000.

Banking activities are conducted with commercial banks located in New York and Florida. From time to time, cash balances at these banks may exceed the amount insured by the Federal Deposit Insurance Corporation.

NOTE L - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company purchases and sells securities on a when, as, and if issued basis and enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2002, and were subsequently settled, had no material effect on the statement of financial condition as of that date.

The Company is committed under noncancellable lease agreements for office space with remaining terms of one to four years. Terms of the agreements provide for general increases based on inflation adjustment factors. Future minimum rental commitments, by year and in the aggregate, are as follows:

2003	2004	2005	2006	Total
$1,052,000	$719,000	$562,000	$346,000	$2,679,000

NOTE M - NET CAPITAL REQUIREMENT

The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital levels and requires that aggregate indebtedness, as defined by the Rule, shall not exceed 1500% of net capital as defined. At December 31, 2002, net capital was $28,344,129; required net capital was $1,553,465; and aggregate indebtedness was approximately 82% of net capital.

NOTE N - RELATED PARTY TRANSACTIONS

The Company serves as investment advisor, distributor, and transfer agent for The Hough Group of Funds (the Funds). The Funds include The Florida TaxFree Money Market Fund and The Florida TaxFree ShortTerm Fund. The Company is reducing fees to which it would be entitled, and in addition, is limiting the operating expenses of the Funds to the extent that they exceed .50% (increased from .40% effective September 1, 2002) of the Funds' average daily net assets.

Effective October 31, 2002, through mutual agreement with Republic Bank (Republic), the Company discontinued its bank retail sales program. The program, which had been in place for several years, involved the offering of securities products for sale by the Company's representatives within Republic's branch locations throughout Florida. The Company also executes securities transactions for the account of Republic. Republic is related through common ownership by the Company's largest shareholder.

Receivables from non-customers represent amounts due from shareholders and an affiliated company for funds advanced in margin accounts. Amounts receivable and corresponding market values of securities held in non-customer margin accounts were $4,565,012 and $28,704,000, respectively, as of December 31, 2002.

NOTE O - REPORTING REQUIREMENTS

This statement of financial condition has been prepared in accordance with Rule 17a-5 of the Securities and Exchange Commission, and has been filed with the regional office of the Securities and Exchange Commission in Miami, Florida. Additional copies of this document are available for examination at the St. Petersburg office of the Company.

WILLIAM R. HOUGH & CO.
Investments Since 1962

SALES OFFICE LOCATIONS

MAIN OFFICE
ST. PETERSBURG
100 Second Avenue South, Suite 800
St. Petersburg, Florida 33701-4337
(727) 823-8100

BATON ROUGE
2900 West Fork Drive, Suite 200
Baton Rouge, LA 70827-0004
(225) 298-1285

CHARLESTON
211 King Street, Suite 100
Charleston, South Carolina 29401-2637
(843) 727-8245

DALLAS
14901 Quorum Drive, Suite 425
Dallas, Texas 75254-6763
(972) 239-2330

JACKSONVILLE
One Independent Drive, Suite 3204
Jacksonville, Florida 32202-5060
(904) 355-6691

MIAMI
80 Southwest 8th Street, Suite 2520
Miami, Florida 33130-3036
(305) 423-6800

NAPLES
500 Fifth Avenue South, Suite 509
Naples, Florida 34102-6615
(239) 649-1198

ORLANDO
225 East Robinson Street, Suite 465
Orlando, Florida 32801-4322
(407) 422-5161

PALM BEACH GARDENS
4400 PGA Boulevard, Suite 501
Palm Beach Gardens, Florida 33410-6558
(561) 691-5300

William R. Hough & Co. professionals are also available to serve the financing needs of municipal and corporate issuers of securities at the following additional locations:
Austin, TX, Baltimore, MD, Boca Raton, FL, Cincinnati, OH, Glendale, AZ, Richmond, VA

Visit us on the internet at: www.hough.com

Member: NASD/SIPC